Exhibit 2.1
Execution

FIRST AMENDMENT TO THE PURCHASE AGREEMENT

THIS FIRST AMENDMENT TO THE PURCHASE AGREEMENT (this “Amendment”), dated as of June 30, 2025, is made and entered into by and among APPLOVIN CORPORATION, a Delaware corporation (“Seller Parent”), TRIPLEDOT, a Cayman Islands exempted company with the registration number 384248, having its registered office at Floor 2, Willow House, Cricket Square, P.O. Box 709, Grand Cayman KY1-1107 (“Purchaser Parent”).

WHEREAS, the parties entered into that certain Purchase Agreement, dated as of May 7, 2025 (the “Purchase Agreement”) with Purchaser Parent, Eton Games, Inc., a Delaware corporation, (“US Purchaser Sub”), TDS Group Holdings Limited, a limited company incorporated in England, (“UK Purchaser Sub” and together with Purchaser Parent and US Purchaser Sub, the “Purchasers”), Morocco, Inc., a Delaware corporation (“MZ Seller”) and AppLovin GmbH, a based in Berlin registered in the commercial register of the Charlottenburg District Court under HRB 179573 B (“GH Seller” and together with Seller Parent and MZ Seller, the “Sellers”); and

WHEREAS, the parties desire to hereby amend the Purchase Agreement as set forth herein in accordance with Section 6.3 of the Purchase Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Amendment, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

ARTICLE I AMENDMENTS

Section 1.1    Section 1.2(b)(i) and Section 1.2(b)(ii) of the Purchase Agreement are hereby amended and restated in their entirety to read as follows:

(i)Purchaser Parent shall pay, or cause to be paid, to Seller Parent or its designated Affiliate(s) by wire transfer of immediately available funds in accordance with the written instructions provided by Seller Parent to Purchaser Parent not less than three (3) Business Days prior to the Closing Date (the “Payment Instructions”) an amount in cash equal to either (x) the Minimum Cash Consideration Payment Amount or (y) the Cash Consideration (the amount that Purchaser Parent so pays or causes to be paid pursuant to this Section 1.2(b)(i), the “Cash Consideration Payment Amount”).
(ii)if the Cash Consideration Payment Amount is less than the Cash Consideration, US Purchaser Sub shall issue, or issue and cause to be transferred, to Seller Parent or its designated Affiliate(s), one or more promissory notes, in substantially the form attached hereto as Exhibit G, in an aggregate combined principal amount equal to the Cash Consideration Promissory Note Amount, duly completed, executed and delivered by US Purchaser Sub and made to the payment of Seller Parent or Seller Parent’s designated Affiliate(s) in accordance with the Payment Instructions (the “Closing Promissory Note”) and in connection with such issuance, Purchaser Parent shall cause US Purchaser Sub and the other Loan Parties (as defined in the Closing Promissory Note) to satisfy all conditions precedent in Section 2.1 of the Closing Promissory Note;
Section 1.2    Section 1.2(c)(ii) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

(ii)if the amount of cash paid to Seller Parent and its designated Affliate(s) pursuant to Section 1.2(b)(i) is less than the Cash Consideration, the Closing Promissory Note, executed by Seller Parent or its designated Affiliate with respect thereto;

Section 1.3    Section 1.4(a)(iv) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

(iv) “Cash Consideration Payment Amount” has the meaning set forth in Section 1.2(b)(i).
Section 1.4    The following new definition is hereby inserted after Section 1.4(a)(ix) of the Purchase Agreement to read as follows:

“Minimum Cash Consideration Payment Amount” means an amount in cash equal to one hundred fifty million USD ($150,000,000).
Section 1.5    Section 1.4(b) and Section 1.4(c) of the Purchase Agreement are hereby amended and restated in their entirety to read as follows:

(b)Closing Cash Consideration Estimate. No later than five (5) Business Days prior to the Closing Date, Seller Parent shall prepare and deliver, or cause to be prepared and delivered, to Purchaser Parent a statement (the “Pre-Closing Statement”) setting forth Seller Parent’s good faith estimate of the (i) the Closing Cash Amount, (ii) the Closing Net Working Capital Amount, and (iii) the Closing Indebtedness Amount, together with a reasonably detailed calculation of the Cash Consideration based on the foregoing amounts (the amount so calculated being referred to herein as the “Estimated Cash Consideration” and the Estimated Cash Consideration together with the Share Consideration, the “Estimated Consideration”). Seller Parent shall promptly provide reasonably detailed supporting documentation for such calculation and any additional information reasonably requested by Purchaser Parent. For the avoidance of doubt the calculations of Closing Cash Amount, Closing Net Working Capital Amount and Closing Indebtedness Amount shall be calculated in accordance with the Accounting Principles. The Estimated Cash Consideration will be used to calculate the Cash Consideration at the time of Closing, including for purposes of Section 1.2. The Seller Parent shall consult with Purchaser Parent and its accountants with respect to the preparation of the Pre-Closing Statement and Seller Parent shall consider any comments of Purchaser Parent and its accountants in good faith. Seller Parent shall provide Purchaser Parent and its Representatives with reasonable access, during normal business hours and upon reasonable advance notice, to the financial records of the Sellers and the Transferred Companies and their Subsidiaries that are relevant to the preparation of the Pre Closing Statement.
(c)Preparation and Delivery of Post-Closing Statement. As promptly as practicable, but in no event later than sixty (60) calendar days after the Closing Date, Purchaser Parent shall prepare and deliver, or cause to be prepared and delivered, to Seller Parent a certificate (the “Post Closing Statement”), executed by an executive officer of Purchaser Parent, setting forth Purchaser Parent’s good faith calculation of (i) the Closing Cash Amount, (ii) the Closing Net Working Capital Amount, and (iii) the Closing Indebtedness Amount, together with a reasonably detailed calculation of the Cash Consideration based on the foregoing amounts as well as reasonably detailed supporting documentation for such calculation and any additional information reasonably requested by Seller Parent. The Post Closing Statement shall be prepared in accordance with the Accounting Principles.

Section 1.6    Section 1.4(f)(ii) and Section 1.4(f)(iii) of the Purchase Agreement are hereby amended and restated in their entirety to read as follows:

(ii)If the amount of the Final Cash Consideration exceeds the amount of the Estimated Cash Consideration (such excess amount, the “Positive Adjustment”), then, within five (5) Business Days after the determination of the Final Cash Consideration pursuant to Sections 1.4(d) and (e), Purchaser Parent shall cause such amount to be satisfied by either, at Purchaser Parent’s sole election, (A) to the extent the Closing Promissory Note was issued by US Purchaser pursuant to Section 1.2(b), causing US Purchaser Sub to issue to Seller Parent or its designated Affiliate(s), one or more promissory notes, in substantially the form attached hereto as Exhibit G, in an aggregate combined principal amount equal to the amount of the Positive Adjustment, duly completed, executed and delivered by US Purchaser Sub and Purchaser Parent and made to the payment of Seller Parent or Seller Parent’s designated Affiliate(s) in accordance with the Payment Instructions (or such other written) instructions provided to Purchaser Parent by Seller Parent prior to such payment date), or (B) paying or causing to be paid, to Seller Parent or its designated Affiliate(s) by wire transfer of immediately available funds, the Positive Adjustment (for the avoidance of doubt, to the extent the Closing Promissory Note was not issued by US Purchaser pursuant to Section 1.2(b), then Purchaser Parent may only elect to satisfy such amount pursuant to clause (B)).
(iii)If the amount of the Estimated Cash Consideration exceeds the amount of the Final Cash Consideration (such excess amount, the “Negative Adjustment”), then, (A) to the extent the Closing Promissory Note was issued by US Purchaser pursuant to Section 1.2(b) and remains outstanding, (x) the principal balance under the Closing Promissory Note shall automatically be reduced by an amount equal to the Negative Adjustment and (y) any interest accrued on such principal balance shall automatically be reduced by an amount equal to the portion of accrued interest attributable to the amount such principal balance is reduced by pursuant to the foregoing clause (x), or (B) to the extent the Closing Promissory Note was not issued by US Purchaser pursuant to Section 1.2(b) or does not remain outstanding, or the amount due under the outstanding Closing Promissory Note is less than the Negative Adjustment after the reduction set forth in clause (A) of this Section 1.4(f)(iii), Seller Parent shall pay, or cause to be paid, to Purchaser Parent by wire transfer of immediately available funds, the Negative Adjustment (or the remaining portion thereof after the reduction set forth in clause (A) of this Section 1.4(f)(iii)).
Section 1.7    Section 1.4(g) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

(g)Tax Treatment of Adjustments. To the maximum extent permitted by applicable Law, (i) any issuance of a promissory note and any decrease of the principal amount under the Closing Promissory Note, in each case, pursuant to Section 1.4(f) (each, a “Promissory Note Adjustment”), any cash payment by Seller Parent (the “Seller Cash Payment Adjustment”) and any payment to Seller Parent, in each case (if any), under Sections 1.4(f), shall be treated for all Tax purposes as an adjustment to the consideration paid for the Transferred Securities or the assets of the applicable Transferred Company or its Subsidiaries, as applicable, and (ii) the amount of any reduction of the Cash Consideration Payment Amount or Share Consideration allocated to the Transferred Companies acquired by the US Purchaser Sub (and contributed to the US Purchaser Sub under Section 1.2(b)(iv)) on account of the first sentence of Section 1.5(c) shall be treated for all Tax purposes as an adjustment to the contribution described in Section 1.2(b)(iv) in respect of which no income or gain is recognized.

Section 1.8    Section 1.5 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

1.5    Purchase Price Allocation.
(a)    Valuation of Consideration. From and after the date of this Agreement, Seller Parent may engage an accounting firm or other valuation specialist (“Valuation Firm”) to determine the fair market value of the Purchaser Parent Ordinary Shares solely for the purposes of this Section 1.5, and Purchaser Parent shall reasonably cooperate with Seller Parent and the Valuation Firm in connection with such determination. For purposes of the allocations made pursuant to this Section 1.5, the aggregate amount of Estimated Consideration and Final Consideration reflected in such allocations shall be determined in accordance with U.S. federal income Tax principles, including by taking into account the Purchaser Parent Ordinary Shares based on their fair market value (as determined by the Valuation Firm or as otherwise reasonably determined by Seller Parent) and the Cash Consideration Promissory Note Amount, if any, based on its “issue price” for U.S. federal income tax purposes.
(b)    Closing Date Allocation. At the time Seller Parent delivers the Pre Closing Statement to Purchaser Parent, Seller Parent shall deliver to Purchaser Parent an initial allocation of the Estimated Consideration (separately identifying the allocation of the Cash Consideration Payment Amount, the Cash Consideration Promissory Note Amount (if any) and Share Consideration) among (i) the Transferred Companies to be acquired by the US Purchaser Sub (the “Estimated US Consideration”) and, (iii) the Transferred Companies to be acquired by the UK Purchaser Sub (the “Estimated UK Consideration”), as of the Closing Date, which will include allocations reflecting, alternatively, a Cash Consideration Payment Amount that is equal to the Minimum Cash Consideration Payment Amount and a Cash Consideration Payment Amount that is equal to the Cash Consideration (the “Closing Date Allocation”). Seller Parent shall allocate the Cash Consideration Payment Amount, Cash Consideration Promissory Note Amount (if any) and Share Consideration among Estimated US Consideration and Estimated UK Consideration, and in respect of the Estimated US Consideration and Estimated UK Consideration, among each Transferred Company; provided, that the consideration allocated to any one Transferred Company shall consist of no more than sixty percent (60%) Share Consideration; provided, further, that, the Closing Date Allocation shall be determined consistently with the methodology provided in Schedule 1.5.
(c)    Final Purchase Price Allocation. The Closing Date Allocation shall be adjusted by Seller Parent to reflect the actual amount of the Cash Consideration Payment Amount and Cash Consideration Promissory Note Amount (if any), respectively, in connection with the Closing and any differences between the items taken into account with respect to each Transferred Company in the determination of the Estimated Consideration and the items taken into account in respect of such Transferred Company in the determination of the Final Consideration (including, if determined by Seller Parent, by adjusting the allocation of the Cash Consideration Payment Amount, Cash Consideration Promissory Note Amount (if any) and Share Consideration among the Transferred Companies acquired by the US Purchaser Sub and the Transferred Companies acquired by the UK Purchaser Sub to reflect any Promissory Note Adjustment (if any) or Seller Cash Payment Adjustment, as applicable, in respect of the Transferred Companies acquired by the UK Purchaser Sub). Additionally, Seller Parent shall allocate the amount of Tax Consideration allocable to each Transferred Company (or, if applicable, Subsidiary thereof) that is a Disregarded Entity or in respect of which a Section 338 Election is to be made among the assets of each such Transferred Company in accordance with Section 1060 of the Code and the Treasury regulations promulgated thereunder and, if applicable, Section 338 of the Code and the Treasury regulations promulgated thereunder. The Closing Date Allocation, as finally determined by Seller Parent following any such adjustments and allocation among the assets of any Transferred Company, as applicable (the “Final

Allocation”), shall be final, conclusive and binding on the parties absent manifest error and shall be delivered by Seller Parent to Purchaser Parent no later than sixty (60) days following the determination of the Final Cash Consideration; provided, that, the Final Allocation shall be determined consistently with the methodology provided in Schedule 1.5. Each of Seller Parent and Purchaser Parent shall (and shall cause its respective Affiliates to) prepare and file its Tax Returns (including the Section 338(h)(10) Election Forms and any Section 338(g) Election Forms) on a basis consistent with the Final Allocation and shall (and shall cause its respective Affiliates to) take no position inconsistent with the Final Allocation on any Tax Return, in any audit, examination or other Action with respect to Taxes (“Tax Audit”) or otherwise, in each case, except to the extent otherwise required by a Tax Authority following a Tax Audit diligently defended in good faith or in compliance with Schedule 1.5. If the Final Allocation is disputed by any Tax Authority, the party receiving notice of the dispute shall promptly notify the other party hereto.

Section 1.9    Section 3.8(b) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

(b)As of the Closing, Purchaser Parent will have adequate financial resources to (i) satisfy its monetary obligations under this Agreement and the Ancillary Agreements, including, the obligations to pay the Closing Cash Payment Amount to Seller Parent in accordance with the terms of this Agreement and, if applicable, repay and comply (and cause its Subsidiaries to repay and comply) with the terms of the Closing Promissory Note in accordance with its terms and (ii) to operate the Business at a commercially acceptable level following the Closing.

Section 1.10    Section 4.2(b)(ii) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

(ii)incur or assume any indebtedness for borrowed money (other than no more than $5,000,000 in the aggregate pursuant to any facilities existing as of the date hereof), other than (i) intercompany indebtedness between Purchaser Parent and its wholly owned Subsidiaries or (ii) indebtedness incurred on or prior to the Closing Date to consummate the transactions contemplated by this Agreement (including, for the avoidance of doubt, the repurchase of any Equity Interests of Purchaser Parent, to fund the working capital of the Transferred Companies and their Subsidiaries on or after the Closing and the repay the Closing Promissory Note (collectively, the “Transaction Debt”); provided, however, that no such indebtedness may be incurred pursuant to clause (ii), whether at or prior to the Closing, unless the Cash Consideration Payment Amount will be equal to the Estimated Cash Consideration;

Section 1.11    Section 7.7(b) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

(b)Solely to the extent the Closing Promissory Note was issued by US Purchaser pursuant to Section 1.2(b), any payments owed by the Seller Parent to the Purchaser Indemnified Persons pursuant to this Agreement may be satisfied, at the election of Seller Parent, through the reduction of the principal balance then outstanding under the Closing Promissory Note by the amount of such payment.

Section 1.12    The definition of “Ancillary Agreements” in Annex A to the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“Ancillary Agreements” means the agreements, certificates and documents contemplated to be executed and delivered by the parties to this Agreement including: the Transition Services Agreement; solely to the extent the Closing Promissory Note was issued by US Purchaser pursuant to Section 1.2(b), the Closing Promissory Note; the Purchaser Parent Shareholder Support Agreement; and the Intercompany Arrangement Agreement.

Section 1.13    The definition of “Indemnified Taxes” in Annex A to the Purchase Agreement is hereby amended and restated in its entirety to read as follows:
“Indemnified Taxes” means (a) any Taxes for which any Transferred Company or any of its Subsidiaries is liable to a Governmental Authority with respect to any Pre Closing Tax Period, (b) any Taxes imposed on any Transferred Company or its Subsidiaries under Treasury Regulation Section 1.1502 6 (or any similar provision of state, local or non U.S. Tax Law) by reason of such entity being included in any Seller Tax Group or any other consolidated, combined, unitary or affiliated Tax group (other than (i) a group the only members of which are Transferred Companies and their Subsidiaries or (ii) a group in which such Transferred Company or Subsidiaries becomes included on account of the Closing) at any time on or before the Closing Date, (c) Taxes imposed on or payable by third parties with respect to which any Transferred Company or any of its Subsidiaries has an obligation to indemnify such third party pursuant to a Tax Sharing Agreement entered into on or prior to the Closing, (d) Taxes of any Transferred Company or any of its Subsidiaries as a result of any adjustment required under Section 481(a) of the Code (and any similar provision of state, local or foreign law) with respect to any accounting method change made on or prior to the Closing Date or any deferred revenue or prepaid amount received on or prior to the Closing Date, (e) any Taxes imposed with respect to the termination and release of agreements pursuant to the Intercompany Arrangement Agreement or the termination of any Tax Sharing Agreement pursuant to Section 4.10(l), (f) any Taxes imposed on the Transferred Companies and their Subsidiaries with respect to income or gain recognized in the transactions deemed to occur for U.S. federal income tax purposes pursuant to the Section 338 Elections made in accordance with this Agreement, and (g) any Taxes of Seller Parent or its Affiliates arising from the purchase and sale of the Transferred Securities (other than the Transferred Companies or their Subsidiaries), including any such Taxes described in Section 1.2(e) for which the Purchaser Parent or its Affiliates is liable as a withholding agent, but excluding Transfer Taxes for which Purchaser is responsible under Section 4.10(a) and, if the Closing Promissory Note was issued, excluding withholding Taxes with respect to interest under the Closing Promissory Note (which shall be governed by the terms thereof).

ARTICLE II GENERAL PROVISIONS

Section 2.1    Defined Terms. Except as otherwise set forth in this Amendment, all capitalized terms used and not defined herein shall have the meanings given to such terms in the Purchase Agreement.

Section 2.2    Effect of Amendment. Each party to this Amendment represents that it has all necessary power and authority to enter into and perform the obligations of this Amendment and that there are no consents or approvals required to be obtained by such party for such party to enter into and perform its obligations under this Amendment that have not been obtained. This Amendment shall be deemed incorporated into, and form a part of, the Purchase Agreement and have the same legal validity and effect as the Purchase Agreement. This Amendment shall be effective as of the date first written above. After giving effect to this Amendment, unless the context otherwise requires, each reference in the Purchase Agreement or any Exhibit or Schedule thereto to “this Agreement”, “the Agreement”, “hereof”, “herein” or words of like import referring to the Purchase Agreement shall refer to the Purchase Agreement as amended by this Amendment (except that references in the Purchase Agreement to the “Agreement Date,” “date hereof” or “date of this Agreement” or words of similar import shall continue to mean May 7, 2025). Except as amended by this Amendment, the Purchase Agreement will continue in full force and effect and shall be otherwise unaffected hereby.

Section 2.3    General Provisions. This Amendment hereby incorporates the provisions of Article VIII of the Purchase Agreement as if fully set forth herein, mutatis mutandis.

[Signature pages follow]

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be duly executed on its behalf as of the day and year first above written.

APPLOVIN CORPORATION By: /s/ Adam Foroughi Name: Adam Foroughi Title: Chief Executive Officer
TRIPLEDOT By: /s/ Lior Shiff Name: Lior Shiff Title: Chief Executive Officer

[First Amendment to the Purchase Agreement]